UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 30)

MFS Government Markets Income Trust (MGF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

552939100

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. ____

CUSIP No.: 552939100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  6,551,947

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  6,551,947

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,551,947

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

12.68%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 30 ("Amendment No. 30") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 6,551,947 shares of MGF on behalf of accounts that are managed by KIM (the "Accounts") under limited powers of attorney, which represents 12.68% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 6,551,947 shares, which represents 12.68% of the outstanding Shares. George W. Karpus currently owns 60,210 shares purchased on January 8, 2004 at $6.82 (1,500 shares), November 8 at $6.54 (900 shares), March 19, 2007 at $6.63 (250 shares), April 9, 2007 at $6.66 (1,075 shares), April 10, 2007 at $6.62 (425 shares), April 11, 2007 at $6.62 (2,475 shares), April 23, 2007 $6.66 (350 shares), April 24, 2007 at $6.69 (3,025 shares), April 25, 2007 at $6.70 (3,575 shares), April 26, 2007 at $6.65 (25 shares), April 27, 2007 at $6.65 (25 shares), April 30, 2007 at $6.71 (425 shares), May 1, 2007 at $6.72 (375 shares), May 2, 2007 at $6.74 (1,050 shares), May 3, 2007 at $6.74 (1,500 shares), May 4, 2007 at $6.76 (1,150 shares), May 7, 2007 at $6.74 (525 shares), May 8, 2007 at $6.76 (725 shares), May 9, 2007 at $6.71 (325 shares), May 14, 2007 at $6.73 (1,350 shares), May 15, 2007 at $6.70 (2,200 shares), June 4, 2007 at $6.70 (7,000 shares), June 6, 2007 at $6.67 (875 shares), June 7, 2007 at $6.59 (1,375 shares), June 8, 2007 at $6.58 (5,325 shares), June 11, 2007 at $6.56 (625 shares), June 12, 2007 at $6.53 (6,900 shares), June 13, 2007 at $6.50 (1,075 shares), June 14, 2007 at $6.53 (750 shares), June 15, 2007 at $6.51 (50 shares), June 18, 2007 at $6.59 (150 shares), June 21, 2007 at $6.58 (540 shares), June 22, 2007 at $6.57 (2,100 shares), June 25, 2007 at $6.58(2,975 shares), June 27, 2007 at $6.59 (3,230 shares), July 5, 2007 at $6.62 (150 shares), July 11, 2007 at $6.60 (225 shares), July 16, 2007 at $6.63 (1,600 shares), July 17, 2007 at $6.57 (1,405 shares), August 6, 2007 at $6.66 (250 shares) and on August 7, 2007 at $6.67 (360 shares). Sophie Karpus presently owns 4,000 shares purchased December 29, 1999 at a price of $5.75 (300 shares), December 26, 2003 at $6.77 (550 shares), November 2, 2004 at $6.63 (1,300 shares), May 16, 2005 at a price of $6.63 (1,850 shares). Karpus Profit Sharing Plan presently owns 9,900 shares purchased November 13, 2001 at a price of $6.73 (1,050 shares), July 2, 2003 at $6.95 (1,150 shares), July 30, 2004 at $6.48 (600 shares), August 2, 2004 at $6.48 (100 shares), March 7, 2007 at $6.62 (3,000 shares), March 13, 2007 at $6.62 (2,500 shares), March 19, 2007 at $6.60 (25 shares), April 9, 2007 at $6.65 (100 shares), April 10, 2007 at $6.60 (50 shares), April 11, 2007 at $6.62 (225 shares), April 23, 2007 at $6.63 (50 shares), April 24, 2007 at $6.69 (275 shares), April 25, 2007 at $6.70 (325 shares), April 30, 2007 at $6.70 (50 shares), May 1, 2007 at $6.72 (25 shares), May 2, 2007 at $6.73 (100 shares), May 3, 2007 at $6.74 (150 shares), May 4, 2007 at $6.75 (75 shares) and on May 7, 2007 at $6.74 (50 shares). Karpus Investment Management Defined Benefit Plan currently owns 3,650 shares purchased on September 2, 2003 at $6.65 (850 shares), April 29, 2004 at $6.53 (270 shares), September 15, at $6.59 (1,180 shares), April 20, 2006 at $6.26 (1,000 shares) and on August 7, 2007 at $6.67 (350 shares). Jo Ann Van Degriff presently owns 4,270 shares of MGF purchased on March 19, 2007 at $6.60, April 9, 2007 at $6.65 (100 shares), April 10, 2007 at $6.58 (25 shares), April 11, 2007 at $6.62 (200 shares), April 23, 2007 at $6.63 (50 shares), April 24, 2007 at $6.69 (250 shares), April 25, 2007 at $6.70 (275 shares), April 30, 2007 at $6.68 (25 shares), May 1, 2007 at $6.72 (25 shares), May 2, 2007 at $6.73 (100 shares), May 3, 2007 at $6.73 (100 shares), May 4, 2007 at $6.75 (100 shares), May 7, 2007 at $6.74 (50 shares), June 4, 2007 at $6.69 (575 shares), June 6, 2006 at $6.66, June 7, 2007 at $6.59 (100 shares), June 8, 2007 at $6.58 (425 shares), June 11, 2007 $6.54 (50 shares), June 12, 2007 $6.53 (575 shares), June 13, 2007 $6.49 (75 shares), June 14, 2007 at $6.52 (75 shares), June 18, 2007 at $6.56 (25 shares), June 21, 2007 at $6.56 (40 shares), June 22, 2007 at $6.57 (175 shares), June 25, 2007 at $6.58 (225 shares), June 27, 2007 at $6.59 (265 shares), July 5, 2007 at $6.59 (25 shares), July 11, 2007 at $6.56 (25 shares), July 16, 2007 at $6.61 (125 shares), July 17, 2007 at $6.54 (90 shares). Karpus Management, Inc. presently owns 1,575 shares purchased on March 19, 2007 at $6.60, April 9, 2007 at $6.65 (100 shares), April 10, 2007 at $6.60 (50 shares), April 11, 2007 at $6.62 (225 shares), April 23, 2007 at $6.63 (50 shares), April 24, 2007 at $6.69 (300 shares), April 25, 2007 at $6.70 (350 shares), April 30, 2007 at $6.70 (50 shares), May 1, 2007 at $6.71 (50 shares), May 2, 2007 at $6.73 (100 shares), May 3, 2007 at $6.74 (150 shares), May 4, 2007 at $6.75 (75 shares), May 7, 2007 at $6.74 (50 shares). Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.36%. Urbana Partners, L.P. currently owns 122,930 shares of MGF. None of the other Principles of KIM presently own shares of MGF.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases or dispositions:

 Date Shares Price Per Share
 6/8/2007 67,837   $6.58
 6/11/2007 20,700   $6.55
 6/12/2007 84,322   $6.53
 6/13/2007 16,000   $6.50
 6/14/2007 7,800   $6.51
 6/15/2007 8,500   $6.58
 6/18/2007 7,525   $6.59
 6/18/2007 (50)  $6.64
 6/19/2007 5,400   $6.62
 6/20/2007 8,450   $6.60
 6/21/2007 7,132   $6.56
 6/22/2007 23,200   $6.56
 6/25/2007 32,125   $6.58
 6/26/2007 19,500   $6.58
 6/27/2007 56,000   $6.59
 6/29/2007 3,025   $6.65
 7/5/2007 2,700   $6.61
 7/6/2007 8,000   $6.62
 7/11/2007 13,100   $6.59
 7/12/2007 8,400   $6.60
 7/16/2007 22,525   $6.62
 7/16/2007 (10,750)  $6.63
 7/17/2007 64,525   $6.57
 7/18/2007 27,500   $6.58
 7/27/2007 4,700   $6.67
 7/30/2007 88,100   $6.70
 7/30/2007 (75)  $6.73
 7/31/2007 124,660   $6.72
 8/1/2007 51,200   $6.67
 8/2/2007 2,900   $6.70
 8/2/2007 (1,200)  $6.69
 8/3/2007 5,200   $6.68
 8/6/2007 9,300   $6.66
 8/7/2007 75,200   $6.67
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended as follows:

As is indicated in Item 4 in previous 13D/A filings, KIM has purchased Shares of MGF for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Pursuant to concerns KIM currently has with the Fund, KIM sent a proposal to the Fund on March 29, 2007. A copy of the proposal is attached as Exhibit 1. Additionally, KIM also sent a letter to the Fund on May 2, 2007 regarding a recent DEFA14A filing, submitted by the Fund to the Commission on April 30, 2007. A copy of the letter is attached hereto as Exhibit 2. Lastly, a recent communication was sent to the Fund by KIM regarding withdrawing its proposal referenced in Exhibit 1. A copy of the letter withdrawing KIM's referenced proposal is attached as Exhibit 3.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice-President
Date:   August 8, 2007

EXHIBIT 1
Proposal to the Fund
Transmitted March 29, 2007

VIA FACSIMILE & CERTIFIED MAIL      March 29, 2007
Mr. Mark Polebaum, Secretary and Clerk
MFS Government Markets Income Trust
c/o Massachusetts Financial Services Company
500 Boylston Street
Boston, Massachusetts 02116

 Re:   MFS Government Markets Income Trust (NYSE: MGF)

Mr. Polebaum:
Karpus Management, Inc., d/b/a Karpus Investment Management ("KIM"), represents beneficial ownership of 4,290,747 shares, or 8.36% of the outstanding shares of common stock of MFS Government Markets Income Trust ("MGF" or the "Fund"). We have represented beneficial ownership of Fund shares since October 21, 1992.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, KIM hereby submits the following proposals and supporting statement for inclusion in any and all proxy materials at the 2007 annual shareholders' meeting (the "Meeting"):

PROPOSALS

  1. KIM proposes that shareholders vote at the next shareholders meeting to have the Fund conduct a tender offer for up to 25% of the Fund's outstanding common shares at net asset value.

  2. KIM further proposes that the Fund establish a policy whereby if the Fund trades at an average discount of over 10% for the 10 calendar weeks prior to the end of June 30 or December 31 (as determined by the close of regular trading sessions of the NYSE), the Fund conduct semi-annual tender offers of 5% of the Fund's outstanding shares at net asset value.

Although neither of the above proposals will be binding, we believe that their approval will send a message to the Trustees that they must effectively address the persistently wide discount to net asset value at which the Fund has historically traded.

SUPPORTING STATEMENT

KIM believes the current Fund Management and Board of Directors have not taken adequate measures to address the persistently wide discount of MGF.

According to the original prospectus: "The trust may purchase its shares from time to time in the open market or otherwise as and when it is deemed advisable by the trustees. Such repurchases will be made only when the trust's shares are trading at a discount of 10% or more from the net asset value."

While the Fund has conducted repurchase offers, history has told us as shareholders that the repurchase offers alone have not significantly reduced and kept narrow our Fund's discount to net asset value and have also not even been aggressively implemented. For example, since November 2005 the Fund only repurchased approximately 1.5% of its shares. We do not believe that this insignificant and seemingly token buyback has had as substantial positive effect in enhancing shareholder value.

Accordingly, we feel that it is time for the Board to undertake more serious actions designed to address our Fund's discount and institute a tender offer for up to 25% of the Fund's outstanding common shares at net asset value. Furthermore, we believe it would be responsible for the Fund to institute a policy making it more accountable to enhancing shareholder value over the long-term. We believe that it would greatly enhance shareholder value if the Fund instituted a policy whereby if the Fund trades at an average discount of over 10% for the 10 calendar weeks prior to the end of June 30 or December 31 (as determined by the close of regular trading sessions of the NYSE), it would conduct a tender offer of 5% of the Fund's outstanding shares at net asset value.

END OF PROPOSAL

As is required by Rule 14a-8, we have attached a letter from U.S. Bank N.A, as well as a written statement from the "record" holder of the referenced shares, verifying that said shares were continuously and beneficially owned and having a value of $2,000 or more for at least a one year from the date of the submittal of this proposal. Furthermore, Karpus intends to hold the referenced shares on the attached through the date of the Meeting.

Should you wish to discuss any of the matters discussed in this letter, please do not hesitate to contact me. Thank you for your time and consideration.

Sincerely,

/s/

Cody B. Bartlett Jr., CFA
Investment Strategist
Karpus Investment Management

cc: Frank Tarantino
 Edward Larkin, Esq.

EXHIBIT 2
Letter to the Fund
Transmitted May 2, 2007

Board of Trustees            May 2, 2007
Attn: Frank Tarantino
MFS Government Markets Income Trust
c/o Massachusetts Financial Services Company
500 Boylston Street
Boston, Massachusetts 02116

Trustees:
I am writing on behalf of Karpus Investment Management (KIM), a registered investment adviser. As of April 30, 2007, we represented beneficial ownership of 4,760,843 shares of the MFS Government Markets Income Trust (MGF) for KIM clients, which represents 9.27 percent of outstanding shares. We have been accumulating shares for investment purposes since October 21, 1992.

I am writing regarding your April 30, 2007 DEFA14A filing disclosing the Board of Trustees decision to take certain actions "to potentially narrow the discount of the trust's share market price to net asset value." These actions include allowing the fund to add leverage up to 33.3 percent of total assets and to allow the 20 percent invested in non-fundamental investments to be invested in corporate bonds and emerging market debt.

These proposed measures suggested by the Trustees, in my opinion, will not only be ineffective in narrowing the trust's discount but would be implemented at a very poor time in the economic cycle. Additionally, these changes would involve the fund incurring unnecessary transaction costs and may involve the trust's Management charging additional management fees on the leveraged portion of the portfolio. We are not dissatisfied with the way the portfolio is being managed, we are concerned with the way the discount is being managed (or not managed) by the Board of Trustees.

The solutions being considered by the Board are tenuous at best especially in the current economic environment. Leverage will not enhance shareholder value in an inverted yield curve environment (currently both the three-month and the six-month interest rates are above the two-year, five-year, ten-year, and thirty-year rates). Additionally, spread product, such as corporate and emerging market debt, is trading at very narrow spreads to Treasury yields. Should the domestic and/or emerging market economies growth slowdown, these spreads would likely widen which would lead to poor net asset value performance. Also, if Treasury yields increase, these sectors should under perform.

We have suggested methods that have been taken by other Boards to address Shareholder concerns with regard to MGF's discount to net asset value. These suggestions seem to have fallen upon deaf ears. We refuse to endorse the recently announced plans for the Trustees to address the Fund's discount. We will adamantly oppose the approval of these proposals and seriously question the Trustees' reasoning.

Sincerely,

/s/

Cody B. Bartlett Jr., CFA
Investment Strategist
Karpus Investment Management

EXHIBIT 3
Letter to the Fund
Transmitted August 8, 2007

VIA FACSIMILE & CERTIFIED MAIL      August 8, 2007
Mark N. Polebaum, Esq.
General Counsel/Executive Vice President
MFS Investment Management
500 Boylston Street
Boston, Massachusetts 02116-3741

 Re:  MFS Government Markets Income Trust (NYSE: MGF)

Mr. Polebaum:
This letter serves as authorization to rescind our shareholder proposal originally submitted to the Fund on May 23, 2007. The proposal required the Trustees to consider conducting a tender offer for 25 percent of the Fund's outstanding shares at 98 percent of net asset value. It was to appear on the proxy materials for MGF's 2007 annual meeting of shareholders.

We are taking this action as a good faith measure in response to the Board's adaptation of a 7.25 percent managed distribution policy. Although we are not fully confident that this policy will effectively narrow, and keep narrow, the Fund's discount to net asset value, it is a demonstration that the Board is taking a significant action to address the Fund's discount.

Karpus Investment Management urges the Board to take other action(s) should the discount widen significantly. These actions could include but are not limited to; raising the distribution rate, conducting a tender offer near net asset value, or open-ending the Fund. At this point we will wait to see if the Board's actions were adequate in managing the Fund's discount.

We appreciate the Trustees' attention to the concerns of the Fund's largest shareholder. We look forward to working with the Trustees in the future should the Fund's discount widen significantly.

Sincerely,

/s/

Cody B. Bartlett Jr., CFA